Mergers
Capital Growth Fund

6. ACQUISITIONS
After the close of business on July 16, 2010, the Fund acquired the net assets of Wells Fargo Advantage Large Cap Appreciation Fund. The purpose of the transaction was to combine two funds with similar investment objectives and strategies. Shareholders holding Class A, Class B, Class C, Administrator Class and Institutional Class shares of Wells Fargo Advantage Large Cap Appreciation Fund received Class A, Class A, Class C, Administrator Class and Institutional Class shares, respectively, of the Fund in the reorganization. The acquisition was accomplished by a tax-free exchange of all of the shares of Wells Fargo Advantage Large Cap Appreciation Fund for 2,167,680 shares of the Fund valued at $28,058,356
at an exchange ratio of 0.63, 0.59, 0.60, 0.38, and 0.62 for Class A, Class A, Class C, Institutional Class and Administrator Class shares, respectively. The investment portfolio of Wells Fargo Advantage Large Cap Appreciation Fund with a fair value of $28,005,044, identified cost of $25,947,445 and unrealized gains of $2,057,599 at July 16, 2010 were the principal assets acquired by the Fund. The aggregate net assets of Wells Fargo Advantage Large Cap Appreciation Fund and the
Fund immediately prior to the acquisition were $28,058,356 and $1,224,216,103, respectively. The aggregate net assets of the Fund immediately after the acquisition were $1,252,274,459. For financial reporting purposes, assets received and shares issued by the Fund were recorded at fair value; however, the cost basis of the investments received from Wells Fargo Advantage Large Cap Appreciation Fund was carried forward to align ongoing reporting of the Fund's realized and
unrealized gains and losses with amounts distributable to shareholders for tax purposes.
Assuming the acquisition had been completed August 1, 2009, the beginning of the annual reporting period for the Fund, the pro forma results of operations for the year ended July 31, 2010 would have been:

Net investment loss $ (3,026,839)
Net realized and unrealized gains on investments $158,025,382
Net increase in net assets resulting from operations $154,998,543

Classic Value
After the close of business on July 16, 2010, the Fund acquired the net assets of Evergreen Equity Income Fund and Wells Fargo Advantage Specialized Financial Services Fund. The purpose of the transactions was to combine three funds with similar investment objectives and strategies. The acquisitions were accomplished by a tax-free exchange of all of the shares of Evergreen Equity Income Fund and Wells Fargo Advantage Specialized Financial Services Fund. Shareholders holding Class A, Class B and Class C shares of Evergreen Equity Income Fund and Wells Fargo Advantage Specialized Financial Services Fund received Class A, Class B and Class C shares, respectively, of the Fund in the reorganizations. Class I and Class R shares of Evergreen Equity Income Fund received Administrator Class and Class R shares, respectively, of the Fund. The Fund was newly created to receive the assets of shares Evergreen Equity Income Fund and Wells Fargo Advantage Specialized Financial Services Fund. Evergreen Equity Income Fund became the accounting and performance survivor in the reorganizations. The investment portfolio of Evergreen Equity Income Fund and Wells Fargo Advantage Specialized Financial Services Fund with fair values of $586,940,471 and $78,255,739, respectively, and identified costs of $656,973,756 and $78,873,358, respectively, at July 16, 2010 were the principal assets acquired by the Fund. For financial reporting purposes, assets received and shares issued by the Fund were recorded at fair value; however, the cost basis of the investments received from Evergreen Equity Income Fund and Wells Fargo Advantage Specialized Financial Services Fund were carried forward to align ongoing reporting of the Fund's realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes. The value of net assets acquired, unrealized losses acquired, exchange ratio and number of shares issued were as follows:

Acquired Fund Evergreen Equity Income Fund

Value of acquired assets $586,707,232
Unrealized losses
($70,033,285)
Class A Exchange Ratios   Number of shares Issued

1.00   11,662,979

Class B Exchange Ratios   Number of shares Issued
1.00   591,667
Class C Exchange Ratios   Number of shares Issued
1.00 691,632 Class C

Class Admin Exchange Ratios   Number of shares Issued

1.0   23,458,156
2.0
Class R Exchange Ratios   Number of Shares issued
1.00   9,483 Class R

Acquired Fund Wells Fargo Advantage Specialized
Financial Services Fund

Value of acquired assets 78,248,482
Unrealized losses (617,619)

Class A Exchange Ratios   Number of shares Issued
0.10   4,784,236

Class B Exchange Ratios   Number of shares Issued
0.10 21,237

Class C Exchange Ratios   Number of shares Issued
0.10   48,232

The aggregate net assets of the Fund immediately after the acquisitions were $664,955,714.
Assuming the acquisitions had been completed August 1, 2009, the beginning of the annual
reporting period for the Fund, the pro forma results of operations for the year ended July 31, 2010
would have been

Net investment income $ 6,056,779
Net realized and unrealized gains on investments $68,949,615
Net increase in net assets resulting from operations $75,006,394

Disciplined Value Fund

After the close of business on July 16, 2010, the Fund acquired the net assets of Evergreen Disciplined Value Fund, Wells
Fargo Advantage Equity Income Fund and Wells Fargo Advantage U.S. Value Fund. The purpose of the transactions was
to combine four funds with similar investment objectives and strategies. The acquisitions were accomplished by a tax-free
exchange of all of the shares of Evergreen Disciplined Value Fund, Wells Fargo Advantage Equity Income Fund
and Wells Fargo Advantage U.S. Value Fund. Shareholders holding Class A, Class B and Class C shares of Evergreen
Disciplined Value Fund, Wells Fargo Advantage Equity Income Fund and Wells Fargo Advantage U.S. Value Fund
received Class A, Class A and Class C shares, respectively, of the Fund in the reorganizations. Class I shares of
Evergreen Disciplined Value Fund received Administrator Class shares of the Fund. Administrator Class shares of Wells
Fargo Advantage Equity Income Fund and Wells Fargo Advantage U.S. Value Fund received Administrator Class shares
of the Fund. Investor Class shares of Wells Fargo Advantage U.S. Value Fund received Investor Class shares of the
Fund. The Fund was newly created to receive the assets of shares of Evergreen Disciplined Value Fund, Wells Fargo
Advantage Equity Income Fund and Wells Fargo Advantage U.S. Value Fund. Evergreen Disciplined Value Fund became
the accounting and performance survivor in the reorganizations. The investment portfolio of Evergreen Disciplined Value
Fund, Wells Fargo Advantage Equity Income Fund and Wells Fargo Advantage U.S. Value Fund with fair values of
$116,604,858, $109,358,141 and $134,034,598, respectively, and identified costs of $121,376,863, $110,992,565 and
$133,693,938, respectively, at July 16, 2010, were the
principal assets acquired by the Fund. For financial reporting purposes, assets received and shares issued by the Fund
were recorded at fair value; however, the cost basis of the investments received from Evergreen Disciplined Value Fund,
Wells Fargo Advantage Equity Income Fund and Wells Fargo Advantage U.S. Value Fund were carried forward to align
ongoing reporting of the Fund's realized and unrealized gains and losses with amounts distributable to shareholders for
tax purposes. The value of net assets acquired, unrealized gains (losses) acquired, exchange ratio and number of shares
issued were as follows:

Evergreen Disciplined Value Fund $116,703,089 $(4,772,005) 1.00 3,372,837 Class A
1.00 123,270 Class C
1.00 7,392,171 Administrator Class

Wells Fargo Advantage Equity Income
Fund 109,383,038 (1,634,424) 1.09 7,384,795 Class A[2]
1.20 173,103 Class C
1.09 2,630,354 Administrator Class

Wells Fargo Advantage U.S. Value
Fund 134,479,032   340,660   0.93 119,540 Class A[3]
0.92 77,345 Class C
0.92 10,417,421 Administrator Class
0.94 1,946,922 Investor Class

[1.] Amount includes 141,995 shares of Class A issued for Class B at an exchange ratio of 0.99.
[2.] Amount includes 200,983 shares of Class A issued for Class B at an exchange ratio of 1.09.
[3.] Amount includes 49,770 shares of Class A issued for Class B at an exchange ratio of 0.92.

The aggregate net assets of the Fund immediately after the acquisitions were $360,565,159. Assuming the acquisitions had been completed August 1, 2009, the beginning of the annual reporting period for the

Fund, the pro forma results of operations for the year ended July 31, 2010 would have been
Net investment income $ 4,360,235
Net realized and unrealized gains; on investments $315,396,522
Net Increase In net assets resulting from operations $319,756,757

Large Cap Core Fund

After the close of business on July 16, 2010, the Fund acquired the net assets of Evergreen Golden Large Cap Core Fund and Wells Fargo Advantage Large Company Core Fund. The purpose of the transactions was to combine three funds with similar investment objectives and strategies. The acquisitions were accomplished by a tax-free exchange of all of the shares Evergreen Golden Large Cap Core Fund and Wells Fargo Advantage Large Company Core Fund. Shareholders holding Class A, Class B and Class C shares of Evergreen Golden Large Cap Core Fund and Wells Fargo Advantage Large Company Core Fund received Class A, Class A and Class C shares, respectively, of the Fund in the reorganizations. Class I shares of Evergreen Golden Large Cap Core Fund received Institutional Class shares of the Fund. Investor Class, Administrator Class and Institutional Class shares of Wells Fargo Advantage Large Company Core Fund received Investor Class, Administrator Class and Institutional Class shares, respectively, of the Fund. The Fund was newly created to receive the assets of shares Evergreen Golden Large Cap Core Fund and Wells Fargo Advantage Large Company Core Fund. Evergreen Golden Large Cap Core Fund became the accounting and performance survivor in the reorganizations. The investment portfolio of Evergreen Golden Large Cap Core Fund and Wells Fargo Advantage Large Company Core Fund with fair values of $4,975,455, and $155,853,080, respectively, and identified costs of $5,166,068, and $148,426,284, respectively, at July 16, 2010 were the principal assets acquired by the Fund. For financial reporting purposes, assets received and shares issued by the Fund were recorded at fair value; however, the cost basis of the investments received from Evergreen Golden Large Cap Core Fund and Wells Fargo Advantage Large Company Core Fund were carried forward to align ongoing reporting of the Fund's realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes. The value of net assets acquired, unrealized gains (losses) acquired, exchange ratio and number of shares issued were as follows:

Evergreen Golden Large Cap Core Fund $ 4,954,202 $ (190,613)

 1.00   173,992 Class A[1]
1.00   124,659 Class C
1.00   387,212   Instutional Class

Wells Fargo Advantage Large Company
Core Fund
 156,284,197   7,426,796 2.49   994,781 Class A
2.48   141,410   Class C
2.49   5,687 Institutional Class
2.50   20,453,481 Investor Class
2.38   37,292 Administrator Class

Assuming the acquisitions had been completed August 1, 2009, the beginning of the annual reporting period for the Fund, the pro forma results of operations for the year ended July 31, 2010 would have been:

Net investment income $ 783,509
Net realized and unrealized gains on investments $10,137,271
Net increase in net assets resulting from operations $10,920,780

Premier Large Company Growth Fund

After the close of business on July 16, 2010, the Fund acquired the net assets of Evergreen Large Company Growth Fund and Wells Fargo Advantage Large Company Growth Fund. The purpose of the transactions was to combine three funds with similar investment objectives and strategies. The acquisitions were accomplished by a tax-free exchange of all of the shares of Evergreen Large Company Growth Fund and Wells Fargo Advantage Large Company Growth Fund. Shareholders holding Class A, Class B and Class C shares of Evergreen Large Company Growth Fund and Wells Fargo Advantage Large Company Growth Fund received Class A, Class B and Class C shares, respectively, of the Fund in the reorganizations. Class I shares of Evergreen Large Company Growth Fund received Institutional shares of the Fund. Investor Class, Administrator Class and Institutional Class shares of Wells Fargo Advantage Large Company Growth Fund received Investor Class, Administrator Class and Institutional Class shares, respectively, of the Fund. The investment portfolio of Evergreen Large Company Growth Fund and Wells Fargo Advantage Large Company Growth Fund with fair values of $324,396,527 and $307,032,344, respectively, and identified costs of $302,535,741 and $298,318,862, respectively, at July 16, 2010, were the principal assets acquired by the Fund. For financial reporting purposes, assets
received and shares issued by the Fund were recorded at fair value; however, the cost basis of the investments received from Evergreen Large Company Growth Fund and Wells Fargo Advantage Large Company Growth Fund were carried forward to align ongoing reporting of the Fund's realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes. The value of net assets acquired, unrealized gains or losses acquired, exchange ratio and number of shares issued were as follows:

Evergreen Large Company Growth
Fund $325,362,596 $21,860,786
1.00 37,607,839 Class A
1.00 1,051,662 Class B
1.00 2,455,846 Class C
1.00 2,354,656 Institutional Class

Wells Fargo Advantage Large
Company Growth Fund 306,826,387 8,713,482
 5.87 25,965,456 Class A
5.65 933,034 Class B
5.66 683,245 Class C
5.66 4,764,507 Administrator Class
5.57 102,415 Institutional Class
5.52 8,400,328 Investor Class

The aggregate net assets of the Fund immediately after the acquisitions were $632,188,983. Assuming the acquisitions had been completed October 1, 2009, the beginning of the annual reporting period for the Fund, the pro forma results of operations for the year ended July 31, 2010 would have been:
Net investment income $ 338,936
Net realized and unrealized gains on investments $11,137,832
Net increase in net assets resulting from operations $11,476,768